EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Subsidiary	Incorporation	Ownership
WOCU Limited	UK under number 06584607	99.81 % owned by the Company
Bio AMD Holdings Limited	UK under number 07155281	63 % owned by the Company
Bio Alternative Medical Devices Limited	UK under number 06873533	100 % owned by Bio AMD Holdings Limited